Pang Zhang-Whitaker	28 Liberty Street, 41st Floor
Partner	New York, NY 10005
zhang@clm.com	D / 212-238-8844

March 26, 2025

Al Pavot

Terence O’Brien

Juan Grana

Katherine Bagley

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Pinnacle Food Group Limited

Amendment No. 1 to Registration Statement on Form F-1
Filed March 18, 2025
File No. 333-285363

Dear Ladies and Gentlemen:

On behalf of Pinnacle Food Group Limited (the “Company”), an exempted company incorporated under the laws of the Cayman Islands, we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 25, 2025 on the Company’s Registration Statement on Form F-1 filed on March 18, 2025 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its Amendment No.2 to its registration statement on Form F-1 (the “Amended Registration Statement”).

The Staff’s comments are repeated below in bold, followed by the Company’s response to such comments. The Company has included page numbers to refer to the location in the Amended Registration Statement where the language addressing a particular comment appears.

Amendment No. 1 to Registration Statement on Form F-1

Exhibits

1.	Please revise the following exhibits to your registration statement to address the matters noted below:

● Please revise the legal opinions filed as exhibits 5.1 and 5.2, respectively, to remove any inappropriate assumptions. In this regard, it is not appropriate for a counsel to include in its opinion assumptions that assume any of the material facts underlying the opinion. For example, we note the assumptions in the 5.1 legal opinion provided by Conyers Dill & Pearman LLP that: (1) "the Company will have sufficient authorised share capital to effect the issue of any Class A Common Shares at the time of issuance;" (2) "at the time of entering into the Underwriting Agreement and issuing and transferring the Class A Common Shares and Representative Warrants, and after entering into the Underwriting Agreement and issuing and transferring the Class A Common Shares and Representative Warrants and at all other material times, the Company is and will be solvent and will be able to pay its liabilities as they become due;" and (3) "the resolutions contained in the Resolutions were passed by unanimous written resolutions of the directors of the Company, remain in full force and effect and have not been and will not be rescinded or amended." We also note the assumptions in the 5.2 legal opinion provided by Carter Ledyard & Milburn LLP that "[i]n connection with the opinion expressed above, we have assumed that at or prior to the time of the issuance of the Representative’s Warrants: (i) the Board of Directors of the Company shall have duly established the terms of the Representative’s Warrants and duly authorized their issuance and such authorization shall not have been modified or rescinded." Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

● Please revise the opinion filed as exhibit 8.2 provided by DLA Piper (Canada) LLP to clarify that Canadian counsel is opining on certain Canadian legal matters, and revise your registration statement to clearly identify which disclosures are the opinion of Canadian legal counsel, including with regard to your tax disclosures. Refer to Section III.A.1 of Staff Legal Bulletin 19.

We have revised the legal opinions filed as exhibits 5.1, 5.2 and 8.2, respectively. In addition, we have revised the disclosure in the Amended Registration Statement on page 90 to clearly identify the disclosures with respect to the opinion of Canadian legal counsel.

General

2.	We note that slide 13 of your Free Writing Prospectus, filed March 19, 2025, discloses that: (1) the global hydroponics market will be valued at $17.3 billion in 2024, and will grow at a CAGR of 16.2% to reach $66.6 billion by 2033 according to Dimensions Market Research (2024); and (2) the global hydroponics market will grow from $15.57 billion in 2024 to $28.95 billion in 2029, representing a CAGR of 13.7% according to The Business Research Company (2025). Please revise to clarify the global hydroponics market size in 2024, given that the two sources cited in your slide appear to provide conflicting figures. Please also revise to provide a more detailed discussion of the material assumptions underlying the global hydroponics market size projections for 2029 and 2033, including any assumptions underlying the growth percentages. Revise your registration statement to include conforming changes. To the extent you commissioned any of the research cited in slide 13, please disclose the same and file the consent of the relevant third party as an exhibit to your registration statement. See Securities Act Rule 436.

We have provided supplemental disclosure on page 60 of the Amended Registration Statemen to clarify the information contained on page 13 of the Free Writing Prospectus. We respectfully advise the Staff that we did not commission the research cited in slide 13 of our Free Writing Prospectus.

If you have any questions regarding this submission, please contact Pang Zhang-Whitaker by telephone at 212-238-8844, or via e-mail at zhang@clm.com, Steven J. Glusband at 212-238-8605, or via e-mail at glusband@clm.com, Guy Ben-Ami at 212-238-8658, or via e-mail at benami@clm.com.

Thank you again for your time and attention.

Sincerely,

/s/ Pang Zhang-Whitaker

cc:	Mr. Jiulong You, Chief Executive Officer,
Pinnacle Food Group Limited